Exhibit 99.4

Appendix A – Directors Remuneration Policy

InterXion Holding N.V.

Directors Remuneration Policy

1	Introduction

The guidelines governing the remuneration of the executive and non-executive directors of the board (the “Board”) of InterXion Holding N.V. (“InterXion”) are reviewed periodically and adjusted (if applicable) by the Board based on the recommendations of InterXion’s compensation committee (the “Compensation Committee”). The review and any amendments will be made within the framework of the Directors Remuneration Policy as set out below, as adopted by the general meeting of shareholders of InterXion (the “General Meeting”) on 26 June 2013 upon the recommendation of the Board.

This Directors’ Remuneration Policy has been adopted pursuant to Section 2:135(1) of the Dutch Civil Code and InterXion’s articles of association and it applies to all the members of the Board, taking into account the relevant provisions of the Dutch Corporate Governance Code as well as external developments in the market place for directors’ remuneration.

Deviations from elements of the Director’s Remuneration Policy will only be made where such deviations are deemed by the Compensation Committee and the Board to be necessary and in the best interests of InterXion. Any deviations will be disclosed in the annual report of InterXion or, in case of the appointment of a new director to the Board, prior to such appointment.

2	Policy Goal

The goal of the Director’s Remuneration Policy of InterXion is to: provide remuneration in a form that will attract, retain and motivate qualified industry professionals in an international labour market as executive and as non-executive directors of a major international company; balance and align the remuneration of the directors with the short-term and long-term elements of the tasks of the directors; align the interests of the executive and non-executive directors with the interests of the shareholders of InterXion; and ensure that remuneration reflects performance.

3	Benchmarking

The Compensation Committee will conduct an annual market benchmark of all elements of the Director’s remuneration.

4	Non-Executive Directors Remuneration

Remuneration of the non-executive directors shall be approved or disapproved by the General Meeting based upon a proposal of the Board (as recommended by the Compensation Committee) made within the framework of this Directors’ Remuneration Policy. To ensure that remuneration of the non-executive directors is aligned with the interests of shareholders, a proportion of the remuneration package is variable and dependent on the long-term performance of InterXion.

5.	Executive Directors Remuneration

5.1	General

Remuneration of each executive director shall be determined by the Board within the framework of this Directors Remuneration Policy. As applicable, the Board shall consider the recommendations made by the Compensation Committee for the purpose of determining the remuneration of an executive director. The total remuneration package of the executive director may consist of:

5.1.1.	base salary;

5.1.2.	performance related short term cash incentive;

5.1.3.	equity based compensation;

5.1.4.	severance pay; and

5.1.5	other benefits such as company car, representation allowance or other benefits required for the execution of the role of the individual executive director

5.2	Balance between remuneration elements

For executive directors, part of the variable portion of the remuneration package is also dependent on short-term performance. The Compensation Committee will decide the ratio between the fixed and variable element, taking into account the Dutch Corporate Governance Code.

5.3	Sections 2:383c up to and including 2:383e of the Dutch Civil Code

If and to the extent required under the laws of the Netherlands, InterXion shall at all times comply with the publication requirements as provided for in the provisions of Sections 2:383c up to and including 2:383e of the Dutch Civil Code, insofar as these relate to the Board.

5.4	Fixed Remuneration

The Compensation Committee shall consider the appropriateness of any change of fixed remuneration for the executive directors based on the general reference market environment as well as the salary adjustments for other InterXion employees. The base salaries are reviewed annually before 1 April.

5.5	Repayment

Until 2 years after filing with the SEC of annual accounts, the Board upon any recommendations made by the Compensation Committee has the authority to demand repayment of the net proceeds of the short-term cash and/or long term incentive value or any part thereof in the event it was awarded on the basis of incorrect financial or other information reflected in such annual accounts.

6	Performance-related short-term cash incentive

The goal of the performance-related short term cash incentive portion of the remuneration of the executive directors is to reward the individual’s performance with regards to short term objectives which are also consistent with the long term strategic objectives and economic value creation for the shareholders of InterXion and other stakeholders.

Each year, a variable cash incentive can be earned based on the achievement of specific targets. These targets are normally set annually before 1 February by the Compensation Committee, taking into account general trends in the general reference market.

The targets will be based on the budget of InterXion. The variable cash incentive for a particular financial year will be paid in the following financial year, after the annual accounts of InterXion for the relevant financial year have been filed with the SEC. Individual and collective targets qualify as commercially sensitive information and as such, InterXion will not disclose these targets.

The Compensation Committee has the authority to adjust any cash incentive payout if exceptional circumstances have arisen during the performance period.

7	Long-term incentives

The goal of the long-term incentives is to encourage long-term economic and shareholder value creation, both absolute and relative to the competitors of InterXion, to align the interests of the Board with those of the shareholders and to ensure retention of the executive directors.

The long-term incentive plan consists of equity based compensation. The number and terms of stock options or shares awarded to executive directors will be determined by the Board upon recommendations made by the Compensation Committee. Market levels, as well as company-specific circumstances, are taken into account in determining the appropriate number of stock options or shares and the terms of the award.

Unless the Board determines that there are specific circumstances that warrant a deviation from this principle, the exercise price of the stock options or the value of the shares will be equal to the fair market value of the Company’s listed shares at the date the Board, upon any recommendations made by the Compensation Committee, decides to award equity based incentives.

8	Severance pay

Executive directors have a management contract with InterXion, concluded for an initial period of three or four years. After this initial term, reappointments may take place for consecutive periods of three or four years each or, if so agreed between an executive director and InterXion, up until their date of retirement if less than three or four years from reappointment.

If reappointment does not take place and the management agreement between the executive director and InterXion is not continued, the executive director will be entitled to a severance payment in accordance with the provisions of the Dutch Corporate Governance Code.

9	Additional benefits

Additional benefits provided to the executive directors, such as expense and relocation allowances, medical insurance, accident insurance, disability benefits and company car arrangements, will be in line with those for the market reference group for InterXion. No personal loans to any director of the Board are permitted.

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